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                                                                  Exhibit 99.B4e

                   LINCOLN LIFE & ANNUITY COMPANY OF NEW YORK

OVERLOAN PROTECTION RIDER

This rider is made part of the policy to which it is attached as shown in the Policy Specifications. Except as stated in this rider, it is subject to all the terms of the policy. The effective date of this rider is shown in the Policy Specifications.

OVERLOAN PROTECTION BENEFIT

Subject to the conditions described below, the policy will not Lapse, as described in the Grace Period provision of the policy, if Indebtedness exceeds the Accumulation Value less the surrender charge(s) (i.e. overloan).

ELECTION EFFECTIVE DATE

The effective date of the election will be the next Monthly Anniversary Day following receipt of your request In Writing to elect the Overloan Protection Benefit.

CONDITIONS

The request to continue the policy under this rider is subject to the following conditions:

1.   You irrevocably elect, In Writing to us, the Overloan Protection Benefit.

2. The sum of the cost of three Monthly Deductions and the charge for this rider exceeds the Surrender Value, and the Net Accumulation Value is sufficient to pay the charge for this rider.

3. Any Insured identified in the Policy Specifications has attained at least Age 65.

4.   The policy has been In Force at least 15 Policy Years.

5. The policy must not be a Modified Endowment Contract (MEC) as defined by the Technical and Miscellaneous Revenue Act of 1988 (TAMRA).

6. The Indebtedness must be greater than the Specified Amount as of the Election Effective Date.

7.   This rider has not terminated as set forth below.

CHARGE FOR THIS RIDER

If you elect the Overloan Protection Benefit, a one-time charge not to exceed the Maximum Election Charge shown in the Policy Specifications will be deducted from the Accumulation Value on the Election Effective Date.

IMPACT TO POLICY PROVISIONS

If you elect the Overloan Protection Benefit:

1. The Death Benefit Option in effect under the policy will be Death Benefit Option 1.

2.   All other riders, if any, will be terminated.

3.   No additional premium payments will be accepted.

4. The Variable Account Value, if any, will be transferred to the Fixed Account as of the Election Effective Date. No transfer charge will be assessed for such transfer, nor will it count against, or be subject to, any transfer limitations that may otherwise be in effect. No further transfers will be allowed and Automatic Rebalancing will end.

5.   No additional policy loans may be taken.

6.   No additional partial surrenders (i.e. withdrawals) may be taken.

7.   No further increases or decreases in Specified Amount will be allowed.

8.   No additional Monthly Deductions will be taken.


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LOANS

Loan repayments can continue to be made at any time, and interest charged on the loan will continue to accrue.

MINIMUM DEATH BENEFIT

After the Election Effective Date, the amount of the Death Benefit will be determined as provided under the Death Benefit Proceeds provision of the policy but will be no less than the greater of the following amounts for the then current Policy Year:

1.   The Accumulation Value plus $10,000 less Indebtedness, or

2. An amount determined by us equal to that required by the Internal Revenue Code to maintain the contract as a life insurance policy.

TERMINATION

This rider and all rights provided under it will terminate automatically upon the first of the following to occur:

1.   The date you request In Writing to terminate the rider, or

2.   Termination of the policy.

                                      LINCOLN LIFE & ANNUITY COMPANY OF NEW YORK


                                      /s/ Dennis R Glass
                                      ------------------------------------------
                                      President


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